

February 28, 2022

Zach Bair
Chief Executive Officer
VNUE, Inc.
104 West 29th Street, 11th Floor
New York , NY 10001

> **Re: VNUE, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2022**
> **File No. 333-262712**

Dear Mr. Bair:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 14, 2022

General

1. We note that your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your registration statement to set a fixed price for the shares to be sold by the selling stockholders.

2. Please provide updated audited financial statements and unaudited pro forma financial statements for fiscal year 2021, and provide conforming disclosure throughout your filing. Please refer to Rule 8-08 of Regulation S-X. Additionally, please file the auditor

consent of Weinberg & Company P.A., and the consent of BF Borgers CPA PC, related to its audit report dated February 11, 2022 for the financial statements of Stage It Corp. as of December 31, 2020 and 2019, included in your filing.

3.   Please include a section describing your business pursuant to Item 101 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Doney